EXHIBIT 99.2

Announcements
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom
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Update—Routine Transaction in Own Shares announcements in the period to September 6, 2022
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August 9, 2022
Ferguson Share Repurchase Program - Weekly Report
Ferguson plc (NYSE: FERG, LSE: FERG) (the “Company”) announces today that it purchased a total of 181,489 of its ordinary shares in the period from August 1, 2022 up to and including August 5, 2022 in connection with its $2 billion share repurchase program.
Aggregated information about the purchases carried out during this period

Trading day	Aggregate daily volume (in number of shares)	Daily weighted average purchase price of the shares	Trading venue
August 1, 2022	54,064	101.750000	XLON
August 2, 2022	47,353	101.059227	XLON
August 3, 2022	34,781	101.004202	XLON
August 4, 2022	6,622	102.793013	XLON
August 5, 2022	38,669	102.450000	XLON

The Company intends to hold these shares in treasury. Following the purchase of these shares (including those purchased but not yet settled), the number of shares held by the Company in treasury will be 21,260,066.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 210,911,116. The figure of 210,911,116 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure Guidance and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, and the Commission Delegated Regulation (EU) 2016/1052, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/3242V_1-2022-8-8.pdf
For further information please contact:
Brian Lantz, Vice President IR and Communications              +1 224 285 2410
Pete Kennedy, Director of Investor Relations                      +1 757 603 0111

August 16, 2022
Ferguson Share Repurchase Program - Weekly Report
Ferguson plc (NYSE: FERG, LSE: FERG) (the “Company”) announces today that it purchased a total of 204,178 of its ordinary shares in the period from August 8, 2022 up to and including August 12, 2022 in connection with its $2 billion share repurchase program.
Aggregated information about the purchases carried out during this period

Trading day	Aggregate daily volume (in number of shares)	Daily weighted average purchase price of the shares	Trading venue
August 8, 2022	50,093	102.450000	XLON
August 9, 2022	73,974	100.740080	XLON
August 9, 2022	33,719	100.740080	BATS
August 9, 2022	3,337	100.740080	CHIX
August 10, 2022	-	-	-
August 11, 2022	3,366	103.400000	XLON
August 12, 2022	39,689	102.800000	XLON

The Company intends to hold these shares in treasury. Following the purchase of these shares (including those purchased but not yet settled), the number of shares held by the Company in treasury will be 21,464,244.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 210,706,938. The figure of 210,706,938 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure Guidance and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, and the Commission Delegated Regulation (EU) 2016/1052, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/0930W_1-2022-8-15.pdf
For further information please contact:
Brian Lantz, Vice President IR and Communications              +1 224 285 2410
Pete Kennedy, Director of Investor Relations                      +1 757 603 0111

August 23, 2022
Ferguson Share Repurchase Program - Weekly Report
Ferguson plc (NYSE: FERG, LSE: FERG) (the “Company”) announces today that it purchased a total of 154,880 of its ordinary shares in the period from August 15, 2022 up to and including August 19, 2022 in connection with its $2 billion share repurchase program.
Aggregated information about the purchases carried out during this period

Trading day	Aggregate daily volume (in number of shares)	Daily weighted average purchase price of the shares	Trading venue
August 15, 2022	12,867	103.500000	XLON
August 16, 2022	-	-	-
August 17, 2022	28,500	104.900000	XLON
August 17, 2022	16,486	104.900000	BATE
August 18, 2022	29,544	106.139228	XLON
August 19, 2022	55,388	104.450000	XLON
August 19, 2022	12,095	104.450000	BATE

The Company intends to hold these shares in treasury. Following the purchase of these shares (including those purchased but not yet settled), the number of shares held by the Company in treasury will be 21,619,124.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 210,552,058. The figure of 210,552,058 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure Guidance and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, and the Commission Delegated Regulation (EU) 2016/1052, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8326W_1-2022-8-22.pdf
For further information please contact:
Brian Lantz, Vice President IR and Communications              +1 224 285 2410
Pete Kennedy, Director of Investor Relations                      +1 757 603 0111

August 31, 2022
Ferguson Share Repurchase Program - Weekly Report
Ferguson plc (NYSE: FERG, LSE: FERG) (the “Company”) announces today that it purchased a total of 373,672 of its ordinary shares in the period from August 22, 2022 up to and including August 26, 2022 in connection with its $2 billion share repurchase program.
Aggregated information about the purchases carried out during this period

Trading day	Aggregate daily volume (in number of shares)	Daily weighted average purchase price of the shares	Trading venue
August 23, 2022	64,443	10,205.0000	XLON
August 23, 2022	27,404	10,205.0000	BATE
August 23, 2022	21,032	10,205.0000	CHIX
August 23, 2022	5,578	10,205.0000	AQXE
August 23, 2022	8,063	10,205.0000	TRQX
August 24, 2022	61,723	10,230.0000	XLON
August 24, 2022	26,697	10,230.0000	BATE
August 24, 2022	8,436	10,230.0000	CHIX
August 24, 2022	1,082	10,230.0000	AQXE
August 24, 2022	1,884	10,230.0000	TRQX
August 25, 2022	34,947	10,203.4219	XLON
August 25, 2022	13,019	10,203.4219	BATE
August 25, 2022	1,156	10,203.4219	CHIX
August 26, 2022	63,695	10,085.0000	XLON
August 26, 2022	27,169	10,085.0000	BATE
August 26, 2022	7,344	10,085.0000	CHIX

The Company intends to hold these shares in treasury. Following the purchase of these shares (including those purchased but not yet settled), the number of shares held by the Company in treasury will be 21,992,796.

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 210,178,386. The figure of 210,178,386 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure Guidance and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, and the Commission Delegated Regulation (EU) 2016/1052, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/6562X_1-2022-8-30.pdf
For further information please contact:
Brian Lantz, Vice President IR and Communications              +1 224 285 2410
Pete Kennedy, Director of Investor Relations                      +1 757 603 0111

September 6, 2022
Ferguson Share Repurchase Program - Weekly Report
Ferguson plc (NYSE: FERG, LSE: FERG) (the “Company”) announces today that it purchased a total of 256,082 of its ordinary shares in the period from August 30, 2022 up to and including September 2, 2022 in connection with its $2 billion share repurchase program.
Aggregated information about the purchases carried out during this period

Trading day	Aggregate daily volume (in number of shares)	Daily weighted average purchase price of the shares	Trading venue
August 30, 2022	54,126	10,025.0000	XLON
August 30, 2022	3,687	10,025.0000	BATE
August 31, 2022	54,228	9,986.0000	XLON
August 31, 2022	17,779	9,986.0000	BATE
September 1, 2022	64,120	9,788.0000	XLON
September 1, 2022	28,738	9,788.0000	BATE
September 1, 2022	19,304	9,788.0000	CHIX
September 1, 2022	8,501	9,788.0000	TRQX
September 1, 2022	5,599	9,788.0000	AQXE

The Company intends to hold these shares in treasury. Following the purchase of these shares (including those purchased but not yet settled), the number of shares held by the Company in treasury will be 22,248,878.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 209,922,304. The figure of 209,922,304 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure Guidance and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, and the Commission Delegated Regulation (EU) 2016/1052, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/3390Y_1-2022-9-5.pdf
For further information please contact:
Brian Lantz, Vice President IR and Communications              +1 224 285 2410
Pete Kennedy, Director of Investor Relations                      +1 757 603 0111